Pricing Supplement No. 3 dated May 7, 2008 (To Prospectus Supplement and Prospectus dated September 6, 2005)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-126987

Colgate-Palmolive Company

Medium-Term Notes - Fixed Rate
Series F

We are hereby offering to sell Notes having the terms specified below to you with the assistance of the agents listed below, each acting as principal (collectively, the “Agents”) for whom Citigroup Global Markets Inc., Goldman Sachs & Co., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated are acting as joint book-running managers, at a fixed initial public offering price of 99.977% of the principal amount.

Principal Amount: $250,000,000 Issue Price: 99.977% Interest Rate: 4.20% Stated Maturity Date: May 15, 2013 CUSIP Number: 19416QDL1	Trade Date: May 7, 2008 Original Issue Date: May 12, 2008 Net Proceeds to Colgate: $249,067,500 Agent’s Discount or Commission: $875,000

Interest Payment Dates: May 15 and November 15 of each year, commencing on November 15, 2008

Redemption:	The Notes may be redeemed at the option of Colgate prior to the stated maturity date. See “Other Provisions – Optional Redemption” below.

Optional Repayment:	N/A

Currency:
Specified Currency:          US Dollars
Minimum Denomination:  $1,000

Original Issue Discount:  [   ]          [ X ]           No
Total amount of OID:
    Yield to Maturity:
Initial Accrual Period:

Form:   [ X ]           Book-entry      [   ]        Certificated

[ X ]                Other Provisions:

Optional Redemption:

Colgate may at its option elect to redeem the Notes, in whole at any time or in part from time to time, at a redemption price equal to the greater of:

(i)           100% of the principal amount of the Notes to be redeemed; and

(ii)
the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed (not including any portion of such payments of interest accrued as of the date of redemption), discounted to the date of redemption on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as defined below), plus 20 basis points, plus accrued and unpaid interest on the Notes to be redeemed to, but excluding, the date of redemption. Notwithstanding the foregoing, installments of interest on the Notes to be redeemed that are due and payable on interest payment dates falling on or prior to a redemption date will be payable on the interest payment date to the registered holders as of the close of business on the relevant record date according to the Notes and the related indenture.

“Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent (as defined below) as having a maturity comparable to the remaining term (as measured from the date of redemption) of the Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the Notes.

“Comparable Treasury Price” means, with respect to any redemption date, (i) the average of four Reference Treasury Dealer Quotations (as defined below) for such redemption date, after excluding the highest and lowest of such Reference Treasury Dealer Quotations, or (ii) if the Quotation Agent obtains fewer than four of such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.

“Quotation Agent” means any Reference Treasury Dealer appointed by Colgate.

“Reference Treasury Dealer” means (i) each of Citigroup Global Markets Inc., Goldman Sachs & Co., J.P. Morgan Securities Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Morgan Stanley & Co. Incorporated (or their respective affiliates that are Primary Treasury Dealers (as defined below)) and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in New York City (a “Primary Treasury Dealer”), we will substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by us.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Quotation Agent, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third business day preceding such redemption date.

“Treasury Rate” means, with respect to any redemption date, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the

Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of the Notes to be redeemed by us or by the trustee on our behalf; provided that notice of redemption may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Notes.  Unless we default in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the Notes or portions thereof called for redemption. If less than all of the Notes are to be redeemed, the Notes to be redeemed shall be selected by lot by The Depository Trust Company, in the case of Notes represented by a global security, or by the trustee by a method the trustee deems to be fair and appropriate, in the case of Notes that are not represented by a global security.

The Agents have severally and not jointly agreed to purchase from us, and we have agreed to sell to the Agents, the principal amount of Notes set forth opposite their respective names below.

Agent	Principal Amount of Notes

Citigroup Global Markets Inc.	$35,000,000
Goldman, Sachs & Co.	35,000,000
J.P. Morgan Securities Inc.	35,000,000
Merrill Lynch, Pierce, Fenner & Smith Incorporated	35,000,000
Morgan Stanley & Co. Incorporated	35,000,000
BNP Paribas Securities Corp.	20,000,000
Deutsche Bank Securities Inc.	20,000,000
HSBC Securities (USA) Inc.	20,000,000
The Williams Capital Group, L.P.	15,000,000
Total	$250,000,000

Use of Proceeds:

The net proceeds from the sale of the Notes will be used by Colgate to retire commercial paper which was issued by Colgate for general corporate purposes.  As of May 5, 2008, Colgate's outstanding commercial paper had a weighted average interest rate of 2.167% with maturities ranging from 1 day to 70 days.

Legal Matters:

Sidley Austin llp, New York, New York has acted as counsel for Colgate.  Mayer Brown LLP has acted as counsel for the Agents.